FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2003

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

3 Hagalim Blvd., Herzliya, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                               Form 20-F....X....         Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                         Yes........            No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

Attached to the Registrant's Form 6-K for the month of August 2003 and incorporated by reference herein is the Registrant's immediate report dated August 22, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant hasduly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By: _____________________

Gad Goldstein

President

Dated: August 22, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By:/s/ Gad Goldstein

Gad Goldstein

President

Dated: August 22, 2003

FOR IMMEDIATE RELEASE

Contact: Gad Goldstein, President, Formula Systems (1985) Ltd.

Tel: 011-972-9959-8800

Formula Systems Announces Second Quarter Results

Improved results over first quarter of

2003

Herzliya, Israel, August 22, 2003 - Formula Systems Ltd., (Nasdaq: FORTY), a leading provider of information technology products, solutions and services, is pleased to announce its financial results for the second quarter ended June 30, 2003.

Revenues in the second quarter of 2003 totaled $89.9 million compared to $87.7 million in the first quarter. Operating income increased to $2.3 million compared to an operating loss of $1.0 million in the first quarter of 2003. Net income for the second quarter of 2003 amounted to $553,000 compared to a net loss of $1.0 million in the first quarter of 2003.

Second Quarter Highlights in our subsidiaries

Sapiens International Corporation N.V. (Nasdaq: SPNS)

Sapiens reported overall improvement in its results compared to the first quarter of 2003 and expects the third and fourth quarters to reflect continued improvements in results. Sapiens has experienced a very positive market feedback and increased interest in its new offering to the Insurance Industry - Sapiens INSIGHIT™ Solutions suite.

BluePhoenix Solutions (Formerly: Crystal Systems Solutions) (Nasdaq: BPHX)

The completion of the integration between Crystal Systems and  BluePhoenix Solutions, resulted in streamlined and enhanced capabilities while increasing BluePhoenix overall efficiency. During the quarter BluePhoenix added new strategic partners that increased its exposure to new markets, such as its agreement with IBM Japan.

Magic Software Enterprises (Nasdaq: MGIC)

Magic continued its momentum from the first quarter of the year and has once again delivered strong results. Magic's newly released version 9.4 of eDeveloper has received an excellent response from its customers and from the market in general. Magic's new IBOLT Integration Suite has also received a warm reception from leading industry analysts, existing and potential customers.

Matrix IT

During the quarter Matrix continued its efforts to complete the merger with its subsidiaries, completed the acquisition of New Applicom and disposed of low margin operations, all part of its long term merger plan. These efforts resulted in a substantial increase in the gross margin and in EBITDA compared to the first quarter.

Matrix believe that the successful merger combined with a cost reduction plan will enable the company to become the largest IT company in Israel with critical mass, operating efficiency and a unified corporate structure and identity.

NextSource Inc.

During the first quarter nextSource released version two of its People Blue Book, the one source for solutions to all of a company’s human capital management needs. As of today nextSource has completed sales of this version to four Fortune 500 customers.

Gad Goldstein, President of Formula, commented: " As previously stated, our efforts in the first half of the year were mainly directed to help our subsidiaries regain operational profitability and positive cash flow. The combined efforts together with the managements of our subsidiaries resulted in an improvement of over $3 million in the aggregate operating results between the first and the second quarter. We are encouraged by the results and we will persevere with our efforts to increase efficiency while focusing on a return to growth pattern in our subsidiaries. Based on the results already achieved we expect a stronger and better second half of 2003."

Formula Systems Ltd., is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company's products, dependence on strategic partners, integration of new business, successful implementation of Formula's products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula's Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

CONSOLIDATED BALANCE SHEETS

841:
	June 30, 2003	December 31, 2002
	U.S. $
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	89,367	90,561
Short-term investments	15,459	12,101
Trade receivables	85,382	67,642
Other accounts receivable	26,813	19,642
Inventories	3,952	3,590

	220,973	193,536

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments	3,474	3,400
Investments in affiliates	5,374	22,659

	8,848	26,059

DEBENTURES	83,283	75,951

SEVERANCE PAY FUND	9,458	8,262

FIXED ASSETS, NET	27,780	25,045

OTHER ASSETS, NET	180,453	139,744

	530,795	468,597
	__________	__________

CURRENT LIABILITIES:
Credit from banks and others	88,031	87,752
Trade payables	31,998	26,811
Other accounts payable	78,006	60,172
Restructuring accrual	991	2,661

	199,026	177,396

LONG-TERM LIABILITIES:
Debentures	50,440	33,726
Provision for losses in formerly owned investee	2,512	2,512
Deferred taxes	957	871
Customer advances	2,289	491
Liabilities to banks and others	25,689	7,556
Liability due to activity acquisition	2,126	2,334
Accrued severance pay	14,194	12,048
Unrealized gain	6,793	6,184

	105,000	65,722

MINORITY INTEREST	66,450	72,130

SHAREHOLDERS’ EQUITY	160,319	153,349

	530,795	468,597
	__________	__________

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

CONSOLIDATED STATEMENTS OF INCOME

	Six months ended June 30,		Three months ended June 30,
	2003	2002	2003	2002
	U.S.$		U.S.$
	(in thousands, except per share data)

Revenues	177,594	143,566	89,872	70,335
Cost of revenues	113,335	92,167	56,377	45,269

Gross profit	64,259	51,399	33,495	25,066
Research and development costs, net	9,082	8,472	4,410	4,190
Selling, general and administrative expenses	51,304	39,571	25,445	19,770
Depreciation and amortization	2,582	2,097	1,328	1,077

Operating income	1,291	1,259	2,312	29
Financial income (expenses), net	(1,035)	2,962	(496)	1,735

	256	4,221	1,816	1,764
Gain on realization of investments	1,220	3,450	828	3,682
Other income (expenses), net	786	5	300	(383)

Income before taxes on income	2,262	7,676	2,944	5,063
Taxes on income	1,480	842	787	516

	782	6,834	2,157	4,547
Equity in losses of affiliated companies, net	(533)	(351)	(357)	(188)
Minority interest in profits, net	(720)	(1,830)	(1,247)	(1,370)

Net income (loss)	(471)	4,653	553	2,989
	______	______	______	______

Earnings per share - basic and fully-diluted:
Net earnings (loss)	(0.05)	0.45	0.06	0.29